FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

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FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC DECLARES QUARTERLY DIVIDEND

November 12, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet gaming software, announced today that its board of directors has declared a quarterly dividend of US$0.03 per common share.

The continuing payment of a dividend, even in a challenging year for the company, reflects the board’s confidence in CryptoLogic’s strategy to return to growth and profitability in 2009. The company had previously paid a dividend of US$0.12 per share.

The new dividend will be paid on December 15, 2008 to shareholders of record of CryptoLogic Limited and CryptoLogic Exchange Corporation as at December 8, 2008. The ex-dividend date will be December 4, 2008.

For shareholders of CryptoLogic Limited, the dividend payment is subject to a 20% Irish withholding tax.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), the NASDAQ Global Select Market (symbol: CRYP), and the Main Market of the London Stock Exchange (symbol: CRP). Shares of the CryptoLogic Exchange Corporation (symbol: CXY) trade on the Toronto Stock Exchange.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0400 Stephen Taylor, Chief Financial Officer	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Karen Passmore, ext. 228 kpassmore@argylecommunications.com
Dan Tisch, ext. 223 dtisch@argylecommunications.com

Corfin Communications (UK media only)
Neil Thapar, +44 207 977-0020 Harry Chathli or Alexis Gore +44 207 977-0020

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL 353 (0) 1 234 0400 FAX 353 (0) 1 6619637

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CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.